Exhibit 4.1

SHAW COMMUNICATIONS INC.

DIVIDEND REINVESTMENT PLAN

Detailed information about the Shaw Communications Inc. (“Shaw”) Dividend Reinvestment Plan (the “Plan”) is set out in the Plan document that follows. Shareholders should read the entire Plan document carefully before making an enrolment decision.

Features of the Plan

•	Increase your investment in Class B Non-Voting Participating Shares (“Class B Shares”) by reinvesting dividends on Class A Participating Shares and/or Class B Shares.

•	Investments under the Plan are administered for you.

•	The Class B Shares which are distributed under the Plan may, at the election of Shaw, be either purchased on the Toronto Stock Exchange or issued from treasury by Shaw.

•	You will not pay any brokerage commissions, fees or transaction costs for purchases of Class B Shares or withdrawals under the Plan.

•	You will receive statements quarterly by mail which will track your investment activity. You will also receive an annual income tax reporting slip.

•	Dividends to be reinvested for shareholders that are not resident in Canada will be subject to withholding taxes under applicable tax laws and the amount reinvested will be reduced by the amount of the tax withheld.

Registered Shareholders - Each registered holder of Class A Shares and/or Class B Shares that is a resident of Canada or the United States is eligible to participate in the Plan as detailed in the Plan.

Beneficial Shareholders - Non-registered beneficial holders of Class A Shares and/or Class B Shares that are residents of Canada or the United States (i.e. shareholders who hold Class A Shares and/or Class B Shares through a broker, investment dealer, financial institution and other nominee) wishing to participate in the Plan should consult with that intermediary to determine the procedures for participation in the Plan, as further discussed in the Plan.

Table of Contents

Overview	1
Definitions	1
Eligibility and Enrollment	2
Dividend Reinvestment	2
General Terms	3
Class B Shares	3
Fees	3
Account Statements	3
Withdrawals	4
Non-Assignable and Non-Transferable	4
Rights Offerings	4

Stock Splits and Stock Dividends	4
Responsibilities of Shaw and the Plan Agent	4
Termination of Participation in the Plan	5
Amendment, Suspension or Termination of the Plan	5
Cash Payments	6
Rules and Governing Law	6
Income Tax Considerations Relating to the Plan	6

Communications with the Plan Agent	10
Communications with Shaw	10
Notices to Participants	10
Effective Date of the Plan	10

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DIVIDEND REINVESTMENT PLAN

Overview

The Dividend Reinvestment Plan (the “Plan”) offered by Shaw Communications Inc. (“Shaw”) provides a convenient way for eligible holders of Class B Non-Voting Participating Shares (“Class B Shares”) and/or Class A Participating Shares (“Class A Shares”) to reinvest cash dividends to acquire Class B Shares in a cost effective manner.

Definitions

In the Plan, the following terms have the meanings indicated.

“Applicable Discount” means the share price discount applicable under the Plan as established by Shaw from time to time within the range of nil to 5%. Any change in the Applicable Discount will be announced by news release.

“Average Market Price” means:

(a)	when referring to the distribution of newly issued Class B Shares under the Plan (a “Treasury Purchase”), the volume weighted average trading price of Class B Shares on the Toronto Stock Exchange for the five trading days immediately preceding a Dividend Payment Date; and

(b)	when referring to the distribution of Class B Shares purchased on the Toronto Stock Exchange under the Plan (a “Market Purchase”), the average price paid by the Plan Agent for the Class B Shares purchased to satisfy dividend reinvestments in respect of a Dividend Payment Date at the prevailing market rate on any one or more days during the three trading days commencing on the Dividend Payment Date (excluding commission costs).

“Business Day” means, for the purposes of calculating days in respect of enrolment, withdrawal and termination of participation in the Plan, a day on which the Plan Agent’s offices are generally open for the transaction of commercial business, which for clarity excludes Saturdays, Sundays, civic or statutory holidays in the Province of Ontario and days on which the Toronto Stock Exchange is not open for trading.

“Dividend Payment Date” is the day on which dividends are paid on the Class A Shares and Class B Shares. Shaw’s policy is to pay dividends on the second to last business day of each month.

“Dividend Record Date” is the date set by Shaw for the purpose of determining the holders of Class A Shares and Class B Shares who, for a specific dividend, are entitled to receive that dividend. Shaw’s policy is to set the 15th day of a month in which a dividend on its Class A Shares and Class B Shares is to be paid as the Dividend Record Date for that dividend, provided that if the 15th day of the month is not a business day, the Dividend Record Date will be the last business day before the 15th day of that month.

“DRS Advice” means a direct registration system advice or similar document evidencing the electronic registration of ownership of shares.

“Participant” means an eligible registered holder of Class B Shares and/or Class A Shares that is a resident of Canada or the United States and has enrolled in the Plan.

“Participant’s Shares” means Class B Shares and Class A Shares which a Participant validly elects to enroll in the Plan and all Class B Shares acquired and held under the Plan by the Plan Agent on behalf of the Participant.

“Plan Agent” means CST Trust Company or such other agent as may be designated by Shaw from time to time. The Plan is administered on behalf of Shaw by the Plan Agent.

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Eligibility and Enrollment

Registered Shareholders - Each registered holder of Class A Shares and/or Class B Shares that is a resident of Canada or the United States is eligible to participate in the Plan and may enroll all of the Class B Shares and/or Class A Shares held by either:

(a)	completing the Plan enrolment form and filing it with the Plan Agent (the Plan enrollment form may be obtained at: www.canstockta.com/dividendReinvestment.do, or

(b)	by enrolling online through the Plan Agent’s web portal, www.canstockta.com, or as otherwise identified from time to time by the Plan Agent.

A registered shareholder will become a Participant effective for dividends having a Dividend Record Date that is at least five Business Days after duly completed enrollment is received by the Plan Agent (i.e. for a shareholder to become a Participant in respect of a particular dividend, the shareholder must ensure that its enrollment form is received by the Plan Agent not fewer than five Business Days prior to the Dividend Record Date for that particular dividend). Once enrolled, a Participant will continue to be enrolled under the Plan until the Participant terminates participation in the Plan or the Plan is terminated.

Dividends to be reinvested under the Plan for Participants not resident in Canada will be subject to withholdings under applicable tax laws and the amount reinvested will be reduced by the amount of such withholdings.

Neither Shaw nor the Plan Agent will have any duty to inquire as to the residency status of a Participant, nor will Shaw or the Plan Agent be required to know the residency status of a Participant other than as notified by the Participant. Notwithstanding the foregoing, as part of the enrollment process Shaw or the Plan Agent may require additional information and/or an opinion of legal counsel for a non-Canadian resident to ensure that enrollment is not prohibited by the law of the country in which the shareholder resides.

Beneficial Shareholders - Non-registered beneficial holders of Class A Shares and/or Class B Shares that are residents of Canada or the United States (i.e. shareholders who hold Class A Shares and/or Class B Shares through a broker, investment dealer, financial institution and other nominee) wishing to participate in the Plan should consult with that intermediary to determine the procedures for participation in the Plan (including withdrawal). The administrative practices of intermediaries may vary and accordingly the requirements of the Plan may not be the same as those required by intermediaries. Some intermediaries may require non-registered beneficial shareholders to become registered shareholders in order to participate in the Plan. Fees may be charged by some intermediaries for non-registered beneficial shareholders to become registered shareholders and such fees will not be covered by Shaw or the Plan Agent.

An intermediary that is a participant in CDS Clearing and Depository Services Inc. (CDS) must, in respect of its beneficial shareholders that are to participate in the Plan, provide notice to CDS of such participation in the Plan for each specific dividend no later than 4:00 p.m. (Toronto time) on the applicable Dividend Record Date in respect of that dividend. CDS shall, in turn, notify the Plan Agent no later than 2:00 p.m. (Toronto time) on the Business Day immediately following the applicable Dividend Record Date of such participation in the Plan. If such notice to the Plan Agent is not received by the Plan Agent prior to this deadline, the participant’s beneficial shareholders will not participate in the Plan.

Dividend Reinvestment

Under the Plan, cash dividends on each Participant’s Shares are reinvested in Class B Shares without brokerage commissions, fees or transaction costs for purchases of Class B Shares.

On each Dividend Payment Date, the cash dividends payable on the Participant’s Shares are paid by Shaw to the Plan Agent. The Plan Agent uses those funds (less any withholdings under applicable tax laws) to purchase Class B Shares. At the election of Shaw, the Class B Shares purchased by the Plan Agent are either newly issued by Shaw (a Treasury Purchase) or outstanding Class B Shares purchased through the facilities of the Toronto Stock Exchange (a Market Purchase).

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The cost of Class B Shares acquired under the Plan to the Participant is the Average Market Price less any Applicable Discount. Once purchased, the Plan Agent holds the Class B Shares under the Plan on behalf of the Participant in the Participant’s account. Fractional as well as whole Class B Shares are acquired and held in this way under the Plan.

Once enrolled in the Plan, future cash dividends (less any withholdings under applicable tax laws) on all of the Participant’s Shares, whether held at the time of enrolment in the Plan or acquired subsequently, are reinvested under the Plan.

Dividends to be reinvested under the Plan for Participants not resident in Canada will be subject to withholdings under applicable tax laws and the amount reinvested will be reduced by the amount of such withholdings. See “Income Tax Considerations Relating to the Plan”.

General Terms

Shaw will elect, from time to time, whether the Class B Shares distributed under the Plan are to be Treasury Purchases or Market Purchases. Shaw has no basis for estimating precisely either the number of Class B Shares that may be issued under the Plan or the prices at which Class B Shares may be issued. The funds from Treasury Purchases will be used for general corporate purposes.

All Class B Shares acquired under the Plan will be registered in the name of the Plan Agent and held by the Plan Agent on behalf of the Participant in the Participant’s account. DRS Advice, certificate or other evidence of such Class B Shares are not issued to Participants for Class B Shares while held under the Plan.

The Participants’ accounts under the Plan will be credited with whole or fractional Class B Shares, as applicable. Fractional Class B Shares are computed to three decimal places.

There is no fixed number of Class B Shares available under the Plan, subject to such limits as may be imposed by applicable securities regulators or stock exchange rules, nor is there a fixed time period during which Participants may purchase Class B Shares under the Plan. Shaw reserves the right to specify a maximum number of Class B Shares available under the Plan, at its sole discretion.

Class B Shares

The securities to be purchased or distributed under the Plan are Class B Shares. Class B Shares have the following main attributes.

(a)	Holders of Class B Shares are entitled to receive dividends as and when declared by the Board of Directors of Shaw, subject to the preference of the holders of all classes of preferred shares (if any).

(b)	Subject to the Business Corporations Act (Alberta), a holder of Class B Shares is not entitled to vote his or her shares at shareholder meetings, except upon a resolution to authorize the liquidation, dissolution or winding up of Shaw or the distribution of assets among its shareholders for the purpose of winding up its affairs. No voting rights in any event are attached to fractional shares.

(c)	In the event of the liquidation, dissolution or winding-up of Shaw or other distribution of assets for Shaw among its shareholders for the purpose of winding up its affairs, after payment of all outstanding debts and subject to the preference of the holders of all classes of preferred shares (if any), the remaining assets of Shaw would be distributed pro rata, share for share, between the holders of Class B Shares and Class A Shares respectively, without preference or distinction.

Fees

There are no brokerage commissions, fees or transaction costs payable by Participants with respect to the purchase, receipt or administration of Class B Shares under the Plan. All such costs, including the Plan Agent’s fees and expenses, are paid by Shaw.

Account Statements

An individual account is maintained by the Plan Agent for each Participant’s holdings under the Plan. An account statement is mailed to each Participant quarterly (or at such other frequency determined by Shaw). These

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statements are a record of a Participant’s investment activity under the Plan and should be retained for income tax purposes. Participants will also receive annual income tax slips.

Withdrawals

Whole Class B Shares may be withdrawn from the Participant’s account under the Plan by sending a request to the Plan Agent in a form acceptable to the Plan Agent, including delivery of the withdrawal portion of the statement of account or by submitting the request online through the Plan Agent’s web portal, www.canstockta.com, or as otherwise identified from time to time by the Plan Agent. Fractional Class B Shares may not be withdrawn.

On receipt of a withdrawal request, the Plan Agent will withdraw the specified number of whole Class B Shares from the Participant’s account and deliver a DRS Advice, certificate or other evidence of such Class B Shares registered in the Participant’s name. This may take up to three weeks.

A request for withdrawal will not affect the participation of the Class B Shares withdrawn provided that such Class B Shares continue to be held by the Participant and the Participant continues to be enrolled in the Plan.

Non-Assignable and Non-Transferable

The right to participate in the Plan is not assignable by a Participant. Class B Shares in the Plan may not be sold, transferred, pledged, hypothecated, assigned or otherwise disposed of by a Participant while such Class B Shares remain in the Plan. A Participant who wishes to sell, transfer, pledge, hypothecate, assign or otherwise dispose of all or any portion of their Class B Shares in the Plan must first withdraw such Class B Shares from the Plan.

Rights Offerings

If Shaw issues rights to its holders of Class B Shares to subscribe for additional Class B Shares or other securities, then rights certificates in respect of whole rights will be issued by Shaw to each Participant in respect of the whole Class B Shares held for the Participant under the Plan on the record date for the rights issue.

Stock Splits and Stock Dividends

If Class B Shares are distributed pursuant to a stock split or stock dividend on Class B Shares of Shaw, such Class B Shares received by the Plan Agent for Participants under the Plan will be retained by the Plan Agent and credited proportionately to the Participants’ respective accounts.

Responsibilities of Shaw and the Plan Agent

None of Shaw, the Plan Agent or any director, officer or employee thereof shall be liable for any act, or for any omission to act, in connection with the operation of the Plan including, without limitation, any claims of liability:

(a)	with respect to the prices and times at which Class B Shares are purchased or sold under the Plan;

(b)	arising out of failure to terminate a Participant’s account upon such Participant’s death prior to receipt by the Plan Agent of notice in writing of such death;

(c)	arising out of any actions or responsibilities of any intermediaries acting on behalf of beneficial holders of Class A Shares and/or Class B Shares;

(d)	relating to the tax liability of the Participant or any withholdings under applicable tax laws; or

(e)	actions taken or not taken as a result of inaccurate or incomplete information or instructions.

Participants should recognize that neither Shaw nor the Plan Agent can assure a profit or protect the Participant against a loss on the Class B Shares held from time to time for the Participant under the Plan.

Notwithstanding any other provision of the Plan, shareholders may not enroll, terminate or change the number of shares enrolled in the Plan or sell Class B Shares from their Plan account at any time when they have knowledge of an undisclosed material fact or material change with respect to Shaw or when they are prohibited from doing so under Shaw’s disclosure and trading policies.

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Termination of Participation in the Plan

Termination by Participant

Participants may terminate their participation in the Plan by sending a request to the Plan Agent in a form acceptable to the Plan Agent, including delivery of the termination portion of the statement of account or by submitting the request online through the Agent’s web portal, www.canstockta.com, or as otherwise identified from time to time.

A request for termination is effective five Business Days after it is received by the Plan Agent (i.e. for a Participant to withdraw from the Plan in respect of a particular dividend, the Participant must ensure that its request for termination is received by the Plan Agent not fewer than five Business Days prior to the Dividend Record Date for that particular dividend). Before closing a Participant’s account under the Plan, the Plan Agent will wait until payment of any cash dividends having a Dividend Record Date that is before the request for termination becomes effective and the related Class B Shares are purchased and posted to the Participant’s account in accordance with the Plan. On closing a Participant’s account under the Plan, a DRS Advice, certificate or other evidence of such whole Class B Shares and a cheque for payment for any fraction of a Class B Share held in the account will be issued and sent to the Participant. This may take up to three weeks after payment of such dividends.

Where the Plan Agent has received written notice of the death of a Participant, with written instructions from a person acting in a representative or fiduciary capacity and satisfactory evidence of their proof of appointment and authority to act, the Participant’s participation in the Plan will automatically terminate. In such circumstances, a DRS Advice, certificate or other evidence of the whole Class B Shares and a cheque for payment for any fraction of a Class B Share held in the account will be issued in the name of the deceased Participant or in the name of the estate of the deceased Participant and sent to the representative of the deceased Participant.

Automatic Termination

Participation in the Plan will automatically terminate on the disposition of all of a Participant’s Shares.

Termination by Shaw

Shaw reserves the right to terminate a Participant’s participation:

(a)	with prior written notice where a Participant’s account is deemed by Shaw in its sole discretion to be inactive or hold an inconsequential number of Class B Shares; or

(b)	without prior notice where such Participant has, in the sole discretion of Shaw, abused the Plan to the detriment of Shaw or its shareholders.

Amendment, Suspension or Termination of the Plan

Shaw reserves the right to amend, suspend or terminate the Plan at any time, but such actions shall have no retroactive effect that would prejudice the then-existing interests of the Participants. All amendments to the Plan must be pre-cleared by applicable securities regulators and stock exchanges to the extent required by law or stock exchange rules. Affected Participants will be notified of any amendment to or suspension or termination of the Plan by written notice or announcement by news release or posting to the website of Shaw and/or the Plan Agent.

Suspension

In the event of suspension of the Plan, no dividend reinvestments will be made under the Plan from and including the effective date of such suspension. Any cash dividends received on or after the effective date of suspension will be sent to the Participants in cash.

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Termination

In the event of termination of the Plan, the Plan Agent will promptly send to each Participant a DRS Advice, certificate or other evidence of the whole Class B Shares held for such Participant under the Plan and a cash payment for any fractional interest in a Class B Share.

Cash Payments

A cash payment for a fractional interest in a Class B Share in accordance with the Plan will be calculated on the basis of the closing price for a board lot (100 shares) of Class B Shares on the Toronto Stock Exchange on the trading day immediately prior to the date of termination.

Rules and Governing Law

Shaw may from time to time adopt rules and regulations to facilitate the administration of the Plan and to comply with applicable law including Canadian, United States and other securities laws, and such rules and regulations will be binding on all Participants when adopted (including those who may have already become Participants). Shaw also reserves the right to regulate and interpret the Plan as it deems necessary or desirable to ensure its efficient and equitable operations in the best interests of Shaw. Any issues of interpretation arising in connection with the Plan or its application shall be conclusively determined by Shaw.

The Plan shall be governed and construed in accordance with the laws in force of the province of Alberta and the federal laws of Canada applicable therein.

Income Tax Considerations Relating to the Plan

The following summary of tax consequences is of a general nature only and is not intended to be legal or tax advice to any particular Participant. It is the responsibility of Participants in the Plan to consult their own tax advisors with respect to the tax consequences of participation in the Plan in their respective countries of residence.

Canadian Federal Income Tax Considerations

The following is a general summary of the principal Canadian federal income tax considerations generally applicable to Participants who reinvest cash dividends in additional Class B Shares under the Plan. This summary is based on the current provisions of the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder, all specific proposals to amend the Tax Act or the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and the current published administrative and assessing policies and practices of the Canada Revenue Agency. This summary does not take into account or anticipate any other changes in law and does not take into account provincial, territorial or foreign income tax legislation or considerations.

Canadian Taxes for Residents of Canada

This portion of the summary is applicable to Participants who, for purposes of the Tax Act and at all relevant times, are resident in Canada, hold their Class A Shares and/or Class B Shares as capital property and deal at arm’s length with, and are not affiliates of, Shaw (a “Canadian Participant”). Canadian Participants will be subject to tax under the Tax Act on all dividends which are reinvested in Class B Shares under the Plan, in the same manner as the Canadian Participant would have been if the dividends had been received directly by the Canadian Participant in cash. For example, in the case of a Canadian Participant who is an individual (including certain trusts), such dividends will be subject to the normal gross-up and dividend tax credit rules applicable to taxable dividends received by an individual from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit for “eligible dividends” properly designated as such by Shaw. The fact that cash dividends are reinvested pursuant to the Plan will not affect the status of any dividend as an “eligible dividend” for purposes of the Tax Act.

The cost to a Canadian Participant of Class B Shares purchased on the reinvestment of dividends under the Plan will be the price paid by the Plan Agent for the Class B Shares plus any costs of acquisition. The cost of such

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Class B Shares will be averaged with the adjusted cost base of all other Class B Shares held by the Canadian Participant as capital property for purposes of subsequently computing the adjusted cost base of each Class B Share owned by the Canadian Participant. A disposition of Class B Shares, whether by the Canadian Participant directly or by the Plan Agent on behalf of the Canadian Participant, may give rise to a capital gain (or loss) equal to the amount by which the proceeds of disposition of such Class B Shares exceed (or are exceeded by) the aggregate of the adjusted cost base of such Class B Shares immediately before the disposition and any reasonable expenses associated with the disposition. The payment of cash in settlement of a fraction of a Class B Share on termination of participation in the Plan will constitute a disposition of such fraction of a Class B Share for proceeds of disposition equal to the cash payment. The issuance of a DRS Advice, certificate or other evidence of such Class B Shares registered in the Canadian Participant’s name in respect of the Class B Shares will not constitute a disposition of such Class B Shares.

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Canadian Participant on a disposition of Class B Shares acquired pursuant to the Plan in a taxation year will be included in such Canadian Participant’s income for the year and one-half of any capital loss (an “allowable capital loss”) realized by a Canadian Participant on a disposition of Class B Shares acquired pursuant to the Plan in a taxation year must be deducted against taxable capital gains realized in the year to the extent and in the circumstances specified in the Tax Act. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back up to three taxation years or carried forward indefinitely and deducted against net taxable capital gains in those other years, to the extent and in the circumstances specified in the Tax Act.

Canadian Taxes for Non-Residents of Canada

This portion of the summary is applicable only to Participants who, for purposes of the Tax Act, and at all relevant times, are not resident or deemed to be resident in Canada, deal at arm’s length with, and are not affiliates of, Shaw, do not use or hold and are not deemed to use or hold their Class A Shares and/or Class B Shares in carrying on business in Canada and do not carry on an insurance business in Canada and elsewhere (a “Non-Resident Participant”). Dividends paid or credited on Class A Shares and/or Class B Shares to a Non-Resident Participant, including dividends reinvested under the Plan, will be subject to Canadian withholding tax at the rate of 25%, subject to reduction under the provisions of any applicable tax treaty. If the Non-Resident Participant is entitled to benefits under the Canada-United States Income Tax Convention (1980) (the “Convention”), the applicable rate of Canadian withholding tax is generally reduced to 15%. The amount of dividends to be reinvested under the Plan will be reduced by the amount of the tax withheld.

Capital gains realized on the disposition of Class B Shares acquired under the Plan by a Non-Resident Participant will not generally be subject to tax under the Tax Act unless such shares are or are deemed to be “taxable Canadian property” within the meaning of the Tax Act and the Non-Resident Participant is not entitled to relief under a tax treaty between Canada and the Non-Resident Participant’s country of residence. Generally, a Class B Share will not constitute “taxable Canadian property” of a Non-Resident Participant provided that: (a) the Class B Shares are listed on a “designated stock exchange” for the purposes of the Tax Act (which currently includes the TSX and the NYSE) at the time of the disposition; (b) at no time during the 60-month period immediately preceding the disposition or deemed disposition of the Class B Share: (i) were 25% or more of the issued shares of any class or series of the capital stock of Shaw owned by, or did 25% or more of the issued shares of any class or series of the capital stock of Shaw belong to, one or any combination of the Non-Resident Participant and persons with whom the Non-Resident Participant did not deal at arm’s length (within the meaning of the Tax Act); and (ii) was more than 50% of the fair market value of the Class B Share derived directly or indirectly from one or any combination of: (A) real or immovable property situated in Canada; (B) Canadian resource property (as defined in the Tax Act); (C) timber resource property (as defined in the Tax Act); and (D) options in respect of, or interests in, or rights in, property described in any of (A) through (C) above, whether or not such property exists; and (c) the Class B Share is not otherwise deemed under the Tax Act to be taxable Canadian property.

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United States Federal Income Tax Considerations

The following is a summary of certain United States federal income tax considerations generally applicable to United States Participants (as defined below) who reinvest cash dividends in additional Class B Shares under the Plan. This summary is based upon the United States Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations promulgated thereunder, and judicial and administrative interpretations, all in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. As used in this summary, “United States Participant” means a beneficial owner of Class A Shares and/or Class B Shares held as capital assets and purchased pursuant to the Plan, if such beneficial owner is, for United States federal income tax purposes:

(a)	an individual citizen or resident of the United States;

(b)	a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

(c)	an estate whose income is subject to United States federal income taxation regardless of its source; or

(d)	a trust if (i) a United States court can exercise primary jurisdiction over such trust’s administration and one or more United States persons have the authority to control all substantial decisions of such trust or (ii) such trust has made a valid election to be treated as a United States person for United States federal income tax purposes.

This summary does not address all aspects of United States federal income tax law that may be relevant to United States Participants based upon their particular circumstances or to United States Participants subject to special treatment under United States federal income tax law (including, but not limited to, banks, insurance companies, tax-exempt organizations, regulated investment companies, financial institutions, broker-dealers or movers of 10% or more in terms of vote or value of Shaw stock, persons whose functional currency is not the United States dollar, persons that beneficially own Class A Shares and/or Class B Shares as part of a straddle, hedging or conversion transaction, individual retirement accounts or tax-deferred accounts and persons liable for the alternative minimum tax). This summary also does not address foreign, state or local tax laws or the tax consequences of other United States federal laws.

If an entity treated as a partnership for United States federal income tax purposes participates in the Plan, the tax treatment of such partnership and each partner thereof generally will depend upon the status and activities of the partnership and the partner. Any such partnership or partner thereof should consult its own tax advisor regarding the United States federal income tax considerations relating to participation in the Plan.

United States Participants who reinvest cash dividends in additional Class B Shares will be treated for United States federal income tax purposes as having received a distribution in an amount equal to the fair market value of the Class B Shares acquired with reinvested dividends pursuant to the Plan, plus the amount of any Canadian withholding tax withheld therefrom.

The taxable fair market value of the Class B Shares so acquired will be equal to the average of the high and low sale prices of Class B Shares on the “Dividend Crediting Date” (defined below) as reported on the principal securities exchange on which the Class B Shares are traded. In the case of Class B Shares purchased directly from Shaw, the Dividend Crediting Date is the Dividend Payment Date. In the case of Class B Shares purchased on the Toronto Stock Exchange after the Dividend Payment Date, while the law is not clear, it is believed that the Dividend Crediting Date is the last day taken into account in determining the Average Market Price under the Plan, since that day is the first day on which the total number of Class B Shares that will be credited to the United States Participant can be determined. In either case, the value of the Class B Shares on the Dividend Crediting Date may be higher or lower than the Average Market Price used to determine the number of Class B Shares credited to the United States Participant under the Plan. In addition, if there is an Applicable Discount, then the value of the Class B Shares on the Dividend Crediting Date will likely be higher than the purchase price paid by the United States Participant. As a result, the taxable income to the United States Participant may be different than the amount of the cash dividend.

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The distribution (without reduction for any Canadian taxes withheld) will be includible in a United States Participant’s income as a taxable dividend to the extent of Shaw’s current and accumulated earnings and profits as determined for United States federal income tax purposes. Any such dividend paid to a United States Participant who is taxable as an individual generally may qualify for the preferential rate of United States federal income tax (a current maximum rate of 20%) applicable to “qualified dividend income” provided that certain requirements, including certain holding period requirements, are satisfied. The distribution will also be subject to the 3.8% investment tax that was recently added under the Affordable Care Act. The amount of any such dividend will not be eligible for the dividends received deduction generally available to corporate shareholders on dividends received from a United States corporation. Subject to certain limitations under the Code, Canadian taxes withheld from any such dividends may be eligible for credit against a United States Participant’s United States federal income taxes.

A United States Participant’s tax basis per share for Class B Shares acquired pursuant to the Plan will equal the fair market value per Class B Share on the Dividend Crediting Date. A United States Participant’s holding period for Class B Shares acquired pursuant to the Plan will begin on the day following the Dividend Crediting Date.

United States Participants generally will recognize a gain or loss for United States federal income tax purposes when they sell, exchange or otherwise dispose Class B Shares and when they receive cash payments for fractional Class B Shares credited to their accounts upon withdrawal from or termination of the Plan or otherwise. The amount of such gain or loss will be the difference, if any, between the amount a United States Participant receives for such Class B Shares or fraction thereof and the adjusted tax basis of such Class B Shares or fraction thereof. Such gain or loss will be a capital gain or loss and will be a long-term capital gain or loss if the United States Participant’s holding period for such Class B Shares or fraction thereof exceeds one year. Long-term capital gain of a non-corporate United States holder is currently taxed at a maximum rate of 20%. Such gain will also be subject to the 3.8% investment tax that was recently added under the Affordable Care Act. The deductibility of capital losses is subject to limitations. Such gain or loss recognized by a United States Participant generally will be treated as gain or loss from sources within the United States for foreign tax credit limitation purposes.

The tax considerations set forth above may differ materially if Shaw is regarded as a “passive foreign investment company” (“PFIC”) for United States federal income tax purposes. Shaw will be a PFIC for United States federal income tax purposes in any taxable year if 75% or more of its gross income (including the pro rata share of the gross income of any company in which it is considered to own, directly or indirectly, 25% or more of the shares by value) is passive income, or on average at least 50% of the gross value of its assets is held for the production of, or produces, passive income.

PFIC status is determined on an annual basis. Shaw does not believe that it has been a PFIC for any of its prior taxable years and, based on its current operations and projections, does not believe that it is or will become a PFIC in the foreseeable future. However, because Shaw’s income and assets and the nature of its activities may vary from time to time, there can be no assurance that Shaw will not be treated as a PFIC in any taxable year or that the United States Internal Revenue Service (the “IRS”) will agree with Shaw’s conclusion regarding its PFIC status. If a United States Participant owns Class B Shares during a taxable year in which Shaw is a PFIC, the PFIC rules generally will apply to a United States Participant thereafter, even if in subsequent taxable years Shaw no longer meets the test described above to be treated as a PFIC. No ruling will be sought from the IRS regarding whether Shaw is a PFIC.

In general, if Shaw were to be treated as a PFIC, certain adverse rules would apply to dividends received from Shaw and to dispositions of Class B Shares (potentially including dispositions that would not otherwise be taxable). United States Participants are urged to consult their tax advisors about the application of the PFIC rules and the potential impact of such rules to their particular circumstances.

Under certain circumstances, United States backup withholding tax and/or information reporting may apply to United States Participants with respect to payments made on or proceeds from the sale, exchange or other taxable disposition of Class B Shares, unless an applicable exemption is satisfied. United States Participants that

Shaw Communications Inc. Dividend Reinvestment Plan	Page 10

are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the backup withholding tax rules generally will be allowed as a credit against a United States Participant’s United States federal income tax liability, if any, or will be refunded, if such United States Participant furnishes the required information to the IRS on a timely basis.

Communications with the Plan Agent

Communications to the Plan Agent and requests for forms or information regarding the Plan may be directed:

by email to:	inquiries@canstockta.com

by phone to:	1-800-387-0825 (toll free in North America)
416-682-3860

by fax to:	1-888-249-6189

to the website:	www.canstockta.com

by mail to:	CST Trust Company P.O. Box 700, Station B Montreal PQ H3B 3K3

Communications with Shaw

Communications to Shaw may be directed:

by mail to:	Shaw Communications Inc.
Suite 900, 630 - 3rd Avenue S.W.
Calgary AB T2P 4L4
Attn: Corporate Secretary

by email to:	investor.relations@sjrb.ca

Notices to Participants

Notices to a Participant shall be mailed to the most recent address of the Participant on the records of Shaw maintained by the Plan Agent.

Effective Date of the Plan

The effective date of this Plan is January 10, 2008. The Plan was amended and restated effective December 16, 2016.